Exhibit 14.1

COMMUNITY FINANCIAL SYSTEM, INC.
CODE OF BUSINESS CONDUCT AND ETHICS

I.              OVERVIEW

This Code of Business Conduct and Ethics (the “Code”) has been adopted by the Board of Directors (the “Board”) of Community Financial System, Inc. (“CFSI”) to establish the guiding principles by which we operate our company and conduct our daily business with our shareholders, current and potential customers, consumers, vendors, fellow employees, competitors, and regulatory agencies. These principles apply to all of the directors, officers and employees of CFSI and its direct and indirect subsidiaries (collectively, the “Company”).

Financial institutions today must operate with the highest standards of ethical conduct. The honesty, integrity and sound judgment of our employees and officers is essential to the reputation and success of the Company. This Code has been adopted to establish a culture which:

•	Requires the highest standards for honest and ethical conduct, including proper and ethical procedures for dealing with actual or apparent conflicts of interest between personal and professional relationships.

•	Requires full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company with governmental and regulatory agencies.

•	Requires compliance with applicable laws, rules and regulations.

•	Addresses misuse or misapplication of Company property and opportunities.

•	Requires the highest level of confidentiality and fair dealing within and outside the Company environment.

•	Requires reporting of any illegal behavior.

The Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, but sets forth basic governing principles. If you have any questions regarding this Code or other laws, regulations, or Company procedures, you should promptly ask your supervisor or Human Resources Department.

The Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer and other senior executive officers are also covered by a separate Code of Ethics for Senior Executive Officers. In addition, because the Company is a large and diverse financial services organization with a variety of businesses, customers and products, separate and more specific rules and codes of conduct apply to employees of particular units of the Company’s business.

II.             PRINCIPLES

Complying with Laws, Regulations, Policies and Procedures

All directors, officers and employees of the Company are expected to understand, respect and comply with all of the laws, regulations, policies and procedures that apply to them in their position with the Company. While the law prescribes a minimum standard of conduct, this Code requires conduct that often exceeds the legal standard. Certain business units have policies and procedures which may supplement and expand the duties and obligations set forth in this Code. In addition, all employees are subject to the terms and conditions of the Employee Handbook and other applicable policies and procedures. Employees are responsible for talking to their manager or compliance officer to determine which laws, regulations and Company policies apply to their position and what training may be appropriate to promote compliance.

Directors, officers and employees are directed to consult other more specific policies and procedures applicable to them which are available through the Human Resource Department, compliance officers or through business units supervisors.

Complying with the Foreign Corrupt Practices Act and Bribery Laws

The Foreign Corrupt Practices Act (“FCPA”) prohibits the Company or any Company employee, director, shareholder or agent of the Company from making payments to foreign government officials to assist in obtaining or retaining business. In accordance with the Bank Bribery and other applicable bribery laws you may not solicit for yourself or any third party anything of value in return for any business or services of the Company nor may you accept anything of value (other than bona fide salary, wages or other bone fide compensation) from anyone in connection with the business of the Company.

Exceptions to the general prohibition on giving/accepting things of value in connection with the business of the Company include:

•	Accepting a gift in recognition of a commonly recognized event or occasion (such as a promotion, new job, wedding, retirement or holiday) where it is clear that it is a family or personal relationship, rather than the business of the Company, which is the motivating factor. An award in recognition of service and accomplishment may also be accepted without violating these guidelines so long as the gift does not exceed $100 from any one individual in any calendar year.

•	Gifts, gratuities, amenities or favors based on obvious family or personal relationships where circumstances make clear that the motivation and purpose for the giving/receiving of the gift is personal rather than business related;

•	Accepting meals, refreshments, travel arrangements and accommodations and entertainment of reasonable value in the course of a meeting or other occasion to conduct business or foster business relations if the expense would be reimbursed by the Company as a business expense if the other party did not pay for it; and

•	Accepting something of value if the benefit is available to the general public under the same conditions on which it is available to the employee.

The above is not intended to be all inclusive, and employees should disclose the circumstances and consult with their supervisors for approval of any gifts, loans, fees, gratuities, benefits, relationships, or arrangements which might create the appearance of a conflict of interest. You must report immediately any actual, potential or suspected bribery or FCPA violations to the Human Resources Department or the Legal Department or you may file a report thru the anonymous tip hotline noted herein.

Conflicts of Interest

It is the policy of this Company that all employees must avoid potential conflicts of interest. All directors, officers and employees of the Company should be scrupulous in avoiding any action or interest that might lead to a real or apparent material conflict between their self-interest and their duties and responsibilities as a director, officer or employee of the Company. A “conflict of interest” exists whenever an individual’s personal interests interfere or conflict in any material way (or appear to interfere or conflict) - directly or indirectly- with the individual’s duty to the Company or adversely affects the individual’s judgment in the discharge of his or her responsibilities to or at the Company. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest may also arise when a director, officer or employee or a member of his or her family receives improper personal benefits as a result of his or her position with the Company, whether from a third party or from the Company. Employees are encouraged to utilize the Company’s products and services, but this should generally be done on the basis of programs available to employees generally and as approved by the Board.

Conflicts of interest are prohibited as a matter of Company policy. Conflicts of interest may not always be clear-cut. Any employee, officer or director who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel, or may report such matter utilizing the anonymous tip hotline noted herein.

The appearance of a conflict of interest may be just as damaging to the Company’s reputation as a real conflict of interest. All Company representatives are expected to take an objective look at their actions and determine whether or not a reasonable, unbiased observer — a customer, vendor, shareholder, community member or government official — would have any grounds to believe that:

•	The confidential nature of account relationships may be breached.

•	Fiduciary responsibilities are handled in a less than appropriate manner.

•	Business is done with the Company on the basis of gift receiving or giving or to curry favor with special interest groups.

•	The Company’s name is used by a Company representative to enhance his or her personal interests when dealing with others in their political, investment or retail purchasing activities.

Any Company transactions involving the employee, a member of the employee’s family, or a close personal relationship which are not in the normal course of business must be referred to your supervisor or other Company official of senior rank. All such transactions must conform to Company policy and must be conducted on terms not more favorable than those extended to others.

Additionally, if any employee is unsure as to whether a potential conflict of interest exists (due to inadvertent situations or actions caused by business or personal relationships with customers, suppliers, business associates, or competitors of the Company), that individual is to immediately disclose the circumstances to his or her supervisor.

Corporate Opportunities

Directors, officers and employees of the Company are prohibited from (a) availing themselves of personal opportunities that properly belong to the Company or are discovered through the use of corporate property, information or position; (b) using corporate property, information or position for personal gain; or (c) competing with the Company. Directors, officers and employees owe a duty to the Company to advance the Company’s legitimate interests when the opportunity to do so arises and does not violate federal, state or local laws and any applicable rules or regulations.

Title 18 U.S. Code, Section 215, makes it a criminal offense for any Community Bank, N.A. (the “Bank”) employee to corruptly solicit for himself or herself or for a third party anything of value from anyone in return for any business, service or confidential information of the Bank, or accept anything of value (other than normal authorized compensation) from anyone in connection with the business of the Bank, either before or after a transaction is discussed or consummated. Except for the limited exceptions set forth in section entitled “Complying with the Foreign Corrupt Practices Act and Bribery Laws,” Employees and officers of the Bank are prohibited from:

(i)	Personally benefiting from opportunities that are discovered through the use of Bank property, contacts, information or position.

(ii)	Accepting employment or engaging in a business (including consulting or similar arrangements) that may conflict with the performance of his or her duties or the Bank’s interest.

(iii)	Soliciting, demanding, accepting or agreeing to accept anything of value from any person in conjunction with the performance of his or her employment or duties at the Bank.

(iv)	Acting on behalf of the Bank in any transaction in which he or she or his or her immediate family has a significant direct or indirect financial interest.

Confidentiality

Directors, officers and employees must maintain the confidentiality of confidential information entrusted to them by the Company or its suppliers or customers, except when disclosure is specifically authorized by legal counsel or required by laws, regulations or legal proceedings. Confidential information includes all non-public information that might be of use to competitors of the Company or harmful to the Company or its customers or employees if disclosed.

All employees are prohibited from disclosing nonpublic information, data or records pertaining to or concerning the affairs of the Company, its customers or potential customers, other employees, and vendors outside the Company. Within the Company, disclosure of such information, data or records is to be limited to a “need to know” basis to those Company representatives whose duties require and permit them to make accurate and informed decisions based on the information. Such individuals are responsible for maintaining confidentiality and shall not share confidential information with anyone outside of the Company.

Employees, officers and their associates may be held personally liable for disclosing or for using confidential information for personal benefit. They may also be subject to governmental action.

Any public and media communications involving the Company must have prior clearance of the Senior Vice President of Retail Banking and Marketing or the President of the Bank.

Nothing contained in this section or this Code generally prohibits an employee from communicating with appropriate governmental agencies, such as the NLRB, EEOC, or SEC.

Fair Dealing

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing or utilizing trade secret information that was obtained without the owner’s consent or inducing such disclosures by past or present employees of other companies is prohibited.

Each director, officer and employee is expected to deal fairly with the Company’s customers, suppliers, competitors, and vendors. No one should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing.

Employees must disclose prior to or at their time of hire the existence of any employment agreement, non-compete or non-solicitation agreement, confidentiality agreement or similar agreement with a former employer that in any way restricts or prohibits the performance of any duties or responsibilities of their positions with the Company. Copies of such agreements should be provided to Human Resources to permit evaluation of the agreement in light of the employee’s position. In no event shall an employee use any trade secrets, proprietary information or other similar property, acquired in the course of his or her employment with another employer, in the performance of his or her duties for or on behalf of the Company.

Employees should not directly or indirectly accept bequests under a will or trust if such bequests have been made to them because of their employment with the Company.

Protection and Proper Use of Company Assets

All employees, officers, and directors should protect the Company’s property and assets and ensure their efficient and proper use. Theft, carelessness and waste can directly impact the Company’s profitability, reputation and success. Permitting Company property (including data transmitted or stored electronically and computer resources) to be damaged, lost, or used in an unauthorized manner is strictly prohibited. Employees, officers and directors may not use corporate, bank or other official stationary for personal purposes.

Insider Trading

It is both unethical and illegal to buy, sell, trade or otherwise participate in transactions involving CFSI stock or securities of other companies while in possession of material information regarding such company that has not been released to the general public. All nonpublic information about the Company should be considered confidential information. To use nonpublic information for personal benefit or to “tip” others who might make an investment decision on the basis of such information is illegal and a violation of the Company’s Policy Prohibiting Insider Trading. Any questions concerning the propriety of engaging in a stock transaction while in possession of material nonpublic information should be directed to Danielle M. Cima, the Senior Associate General Counsel and Corporate Secretary at (315) 445-3154.

Outside Business Relationships and Activities

Before agreeing to act as a director, officer, consultant, advisor or participant in connection with any other business organization, employees should notify their immediate supervisor.

The Company encourages civic, charitable, educational and political activities as long as they do not interfere with the performance of the employee’s duties at the Company or create a potential conflict of interest. Before agreeing to participate in any civic or political activities, employees should contact their immediate supervisor. An employee must obtain written approval from his or her supervisor prior to becoming a candidate for an elective office or accepting an appointed position.

Employees who are considering outside employment should notify their manager or supervisor. Employees in some positions of the Company and its affiliates are prohibited by law from holding outside employment. Managers will review outside employment requests for potential conflicts of interest and potential for such outside employment to interfere with job performance.

Public Company Reporting

As a public company, it is of critical importance that CFSI’s filings with the Securities and Exchange Commission be accurate and timely. Depending on their position with the Company, an employee, officer or director may be called upon to provide necessary information to assure that the Company’s public reports are complete, fair and understandable. CFSI expects employees, officers and directors to take this responsibility very seriously and to provide prompt, accurate answers to inquiries related to CFSI’s public disclosure requirements.

Financial Statements and Other Records

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal and accounting requirements and to the Company’s system of internal controls.

Records should always be retained or destroyed according to the Company’s record retention policies. In accordance with those policies, in the event of litigation or governmental investigation, an employee should consult with his or her supervisor and legal counsel.

Discrimination or Harassment Prohibited

Conduct and all business decisions made by Company employees in connection with their duties associated with and on behalf of the Company shall be based on their own merits and pursuant to established and approved Company policies and procedures. The Company is committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances or comments.

Political Contributions by Community Bank, N.A.

No funds or assets of the Bank shall be used to make an unlawful political contribution. For purposes of this section, the term “political contribution” shall be deemed to include not only the direct or indirect delivery of cash or property of the Bank to a political party, candidate, committee, or organization but also (1) the reimbursement by the Bank of any employee, or any other person for a political contribution made, or to be made, by such employee, or other person, or (2) the provision of services or of the use of property, or the making of a loan, to a political party, candidate, committee or organization by the Bank, except in the ordinary course of the Bank’s business and on customary commercial terms. Purchases of tickets to political dinners or other similar events or advertisements in political publications are considered to be political contributions and are not reimbursable.

The Bank, nor any persons acting on its behalf, shall not solicit, collect or distribute political contributions from employees of the Bank. It is prohibited to use the Bank’s name or reputation in connection with any political campaign.

Co-fiduciary Appointments

In accordance with Section 9.15(b) of the Regulations of the Comptroller of the Currency, the Bank may not, except with the specific approval of the Board, permit any officers or employees to retain any compensation for acting as a co-fiduciary with the Bank in the administration of any account undertaken by the Bank.

Extensions of Credit

The Bank may extend credit to any executive officer, director, or principal shareholder of the Bank only on substantially the same terms as those prevailing for comparable transactions with other persons or that may be available to bank employees generally as permitted by and in accordance with Regulation O of the Board of Governors of the Federal Reserve System.

Personal Finances

No profession or industry has been held to a higher standard of conduct or provided greater public service than the financial services industry. Consequently, all employees, officers and directors are expected to demonstrate the ability to properly manage their personal finances, particularly the prudent use of credit.

III.           REPORTING ILLEGAL OR UNETHICAL BEHAVIOR

Reporting Illegal or Unethical Behavior

In addition to the importance of maintaining customer confidence, there are specific laws that outline the actions the Company must take regarding any known, or suspected, crime involving the affairs of the Company. With regard to financial affairs, a bank must make a criminal referral in the case of any known, or suspected, theft, embezzlement, check/debit card kiting, misapplication or other defalcation involving bank funds or bank personnel in any amount.

Fraud is an element of business that can significantly affect the reputation and success of the Company. The Company requires its employees, officers and directors to report any known or suspected criminal activity involving the Company or its employees. If, during the course of employment, an individual suspects or becomes aware of any suspicious activity or behavior including concerns regarding questionable accounting or auditing matters, violations of laws, rules, regulations, or this Code, such individual must report them to either his or her supervisor or superiors or the appropriate contact in the Company’s Compliance or Internal Audit Departments. If the superiors or other employees to whom such information is conveyed are not responsive, or if there is reason to believe that reporting to such individuals is inappropriate in particular cases, then the reporting individual should contact the Company’s utilizing the third party administered anonymous tip hotline, which can be accessed by telephone at 1-877-869-7197 or via the Internet at www.communityfinancialsystem.ethicspoint.com. Such communications will be kept confidential to the extent feasible and subject to applicable law and regulations.

Accounting Complaints

The Company’s policy is to comply with all applicable financial reporting and accounting regulations. If any director, officer or employee of the Company has unresolved concerns or complaints regarding questionable accounting or auditing matters of the Company, then he or she is encouraged to submit those concerns or complaints (anonymously, confidentially or otherwise) to the Chair of the Audit Committee. Submissions may be presented directly or through the anonymous tip hotline noted above. Subject to its legal duties and applicable law, the Chair of the Audit Committee and the Audit Committee of the Board will treat such submissions confidentially to the extent possible. In addition, an individual may elect to bring any concerns directly to the appropriate governmental agency, such as the NLRB, EEOC, or SEC.

Non-Retaliation

The Company prohibits retaliation of any kind against individuals who have made good faith reports or complaints of violations of this Code or other known or suspected illegal or unethical conduct.

Penalties for Violations of Code and/or Regulations and Laws

Any employee, officer or director of the Company who violates the law or the standards contained in this Code may be subject to immediate dismissal and criminal or civil proceedings to the fullest extent applicable laws permit.

IV.           AMENDMENT, MODIFICATION AND WAIVER

The Code is designed to be consistent with the regulatory and legal frameworks that governs the Company’s industry. This Code may be amended or modified by the Board and may be amended as required by law or regulation. All amendments are effective immediately upon posting.

Administration and Waiver of Code of Conduct

This Code shall be administered and monitored by the Human Resources Department. Any questions and further information on this Code should be directed to Human Resources Department. All managers and direct supervisors are responsible for reviewing this Code with their subordinates as issues may arise and any time the Code is revised or modified. A copy of this Code will be distributed with the Employee Handbook. The Employee Handbook will be issued to all new employees and officers at the time of employment and available to employees and officers on an ongoing basis.

Employees and officers of the Company are expected to follow this Code at all times. Generally, there should be no waivers to this Code, however, in rare circumstances conflicts may arise that necessitate waivers. Waivers will be determined on a case-by-case basis by the Chief Human Resources Officer and the Company’s General Counsel. However, waivers for executive officers must be determined by the Board. Any waiver and the grounds for such waiver for employees and executive officers will be disclosed as may be required by the Securities and Exchange Act of 1934 and the rules thereunder and the applicable rules of the New York Stock Exchange.

Rev. 7/16/24